中信泰富有限公司

BY COURIER

==========

02028047

Exemption No. 82-5232

critical

CITIC PACIFIC

Date : 22nd March, 2002

BEST AVAILABLE COPY

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room ~~3045 (stop 3-4)~~ 3011
Judiciary Plaza
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

3-2

RECEIVED
MAR 25 2002
365

SUPPL

Dear Sirs,

Re: CITIC Pacific Limited ("the Company")

For the purpose of continuing to claim exemption pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we hereby furnish to the Commission the information required by Rule 12g 3-2(b).

Set out in the annexure is a list of information, copies of which are enclosed herewith, that the Company since February 21, 2002 (i) made or was required to make public pursuant to the laws of Hong Kong (ii) filed or was required to file with the Stock Exchange of Hong Kong Limited (the "HKSE") on which the securities of the Company are traded and which was made public by the HKSE; and (iii) distributed or was required to distribute to the holders of the securities of the Company.

Also set forth therein in connection with each item is (i) the date on which the particular item was or is required to be made public, filed with the HKSE, or distributed and (ii) the entity requiring that item be made public, filed with the HKSE or distributed.

Please feel free to contact the undersigned should you have any question concerning the above.

PROCESSED
MAY 14 2002
THOMSON FINANCIAL

Thank you for your attention.

Yours faithfully,
For and on behalf of
CITIC PACIFIC LIMITED

Alice Tso
Company Secretary
Encl.
AT/wy/LTR-1833

CITIC Pacific Ltd 32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
Tel: 2820 2111 Fax: 2877 2771 Email: contact@citicpacific.com Web Site: www.citicpacific.com

Annexure

CITIC Pacific Limited

List of Information that the Company since February 21, 2002 (i) made or was required to make public pursuant to the laws of Hong Kong (ii) filed or was required to file with the Stock Exchange of Hong Kong Limited ("HKSE") on which the securities of the Company are traded and which was made public by the HKSE; and (iii) distributed or was required to distribute to the holders of the securities of the Company

1. Document : Monthly Return on Movement of Listed Equity Securities
   Date : February 2002
   Entity Requiring Item : HKSE (pursuant to the Rules Governing the Listing of Securities on the HKSE ("HKSE Listing Rules"))

2. Document : Letter to the HKSE regarding board meeting for approving the 2001 results announcement
   Date : 4th March, 2002
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

3. Document : Announcement of Results for the year ended 31st December, 2001
   Date : 14th March, 2002
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

4. Document : Press Announcement regarding acquisition of an interest in CITIC Capital Markets Holdings Limited by CITIC Pacific Limited
   Date : 14th March, 2002
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

Monthly Return On Movement of Listed Equity Securities
For the month ended 28th February, 2002

To : The Listing Division of The Stock Exchange of Hong Kong Limited
CC: The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : CITIC Pacific Limited
(Name of Company)

Alice Tso Mun Wai   Tel No.: 2820-2111
(Name of Responsible Official)

Date : 5th March, 2002

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares :   2. Preference shares :

3. ✓ Other classes of shares :   please specify : shares

4. Warrants :   please specify :

(B) Movement in Authorised Share Capital:

	No. of ~~ordinary~~ shares/ ~~Preference shares/ other classes of shares~~	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	3,000,000,000	0.40	1,200,000,000
Increase/(Decrease) (EGM approval date): ( )	---	--	---
Balance at close of the month	3,000,000,000	0.40	1,200,000,000

(C) Movement in Issued Share Capital:

	No. of ~~Ordinary~~ shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month:	2,189,780,160	--	---
Increase/(Decrease) during the month	---	--	---
Balance at close of the month :	2,189,780,160	--	---

(D) Details of Movement :

* please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type N/A	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1.______ Exercise price: HK$ ______ 2.______ Exercise price: HK$ ______						
WARRANTS* Date of Expiry N/A	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1.______ *Subscription price:* *HK$* ______ 2.______ *Subscription price:* *HK$* ______						
CONVERTIBLES* Class N/A	Units	Converted (Units)			Units	
______ Convertible price: HK$______						
OTHER ISSUES OF SHARES* N/A						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date:				
Bonus Issue		Issue and allotment Date:				
Scrip Dividend		Issue and allotment Date :				
Repurchase of share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration issue	Price:	Issue and allotment Date :				
Others (please specify)	Price:	Issue and allotment Date :				
	Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month:					N/A

Authorised Signatory:

Remarks : ______________________

____

Name : Alice Tso Mun Wai
Title : Company Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

中信泰富有限公司

BY FAX AND BY HAND

Date : 4th March, 2002

The Listing Division
The Stock Exchange of Hong Kong Ltd.
11/F., One International Finance Centre
1 Harbour View Street
Central
Hong Kong

Attn : Ms. Anne Chapman

CITIC PACIFIC

Dear Sirs,

Re: CITIC Pacific Limited ("the Company")

This is to advise that a board meeting of the Company will be held on 14th March, 2002 at 2:15 p.m. to, inter alia, decide the recommendation of payment of the final dividend, if any, for the year ended 31st December, 2001 and to approve for publication of the announcement of the profits or losses for the year ended 31st December, 2001.

Thank you for your attention.

Yours faithfully,
For and on behalf of
CITIC PACIFIC LIMITED

Alice Tso
Company Secretary

AT/ww/LTR-1815(2)

CITIC Pacific Ltd 32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
Tel: 2820 2111 Fax: 2877 2771 Email: contact@citicpacific.com Web Site: www.citicpacific.com

Announcement of Results

for the Year Ended 31 December 2001

CITIC Pacific Limited

CITIC PACIFIC

Chairman's letter to shareholders

CITIC Pacific's profit for the year 2001 was HK$2,110 million, or HK$0.96 per share. A result 36% lower than the previous year is not welcome news, but shareholders should be reassured the main reason is easily identifiable and understandable: the aviation sector of our business was hit hard after September 11 at a time when the world and regional economies were already deteriorating.

A key measure of the health of any business is the cash flow it generates, and I am delighted to report that our businesses generated a very healthy cashflow in 2001, and the Group is well prepared to take up any good investment opportunities going forward.

Recognizing CITIC Pacific's continuing strong and stable cash flows, and substantial financial resources, the Board is recommending a final dividend of HK$0.60 giving shareholders a dividend of HK$0.80 for 2001, only a little less than in 2000 reflecting the reduced profit.

The major **growth** in CITIC Pacific's profit in 2001 came from the telecommunication and property sectors.

The contribution from our **telecommunications** businesses was three times that of last year reaching almost HK$300 million. CITIC Telecom 1616, our fast-growth IDD wholesaler, was the largest contributor to this result, but CITIC Guoan and CTM also made significant contributions too.

The contribution from **investment property** grew 15% driven by increased rental from the Festival Walk shopping mall.

In other sectors of our business – **marketing and distribution** had a challenging year, although at the operating level the result was satisfactory, and specialty steel **manufacturing** tripled its profits.

Strategy

CITIC Pacific's business is diversified but clearly focused in a limited number of sectors. We believe that diversity builds strength, and that superior results come from focusing on what we do best.

Geographically CITIC Pacific will continue to have its solid base in Hong Kong but focusing increasingly on the vast market of the Mainland of China. Our knowledge and contacts in China are wide and deep, and they have led to success particularly in Civil Infrastructure and Power. CITIC Pacific will continue to focus on China. Even when business is done around the world, we are always conscious that the overriding purpose is to serve the Chinese market.

Let me review the future I see for each of our business sector:

In **telecommunications**, CITIC Telecom 1616 has established itself as one of the major telecommunication hub in Asia Pacific. The company has established strategic alliance and cooperative relationship with 125 major international telecom carriers and operators in over 80 countries. Leveraging on these relationships, CITIC 1616 continues to launch new value-added services.

CPC Net, which CITIC Pacific acquired late last year, will be our flagship for Internet services. CPC Net is actively offering individual business users and companies with value-added services such as corporate connectivity, Virtual Private Networks (VPN), Internet security solutions, data center servers hosting, etc.

After two years of investment, the major part of the China Express Number 1 Backbone Network has been completed. Because of the concern on telecommunication policies in China, CITIC Pacific sold the network project to CITIC Hong Kong (Holdings) but retaining the right to buy it back. This transaction will reduce the Company's investment risk, and the necessary infrastructure for the development of CITIC Pacific's telecommunication businesses is provided by CITIC 1616's high quality integrated platform centered in Hong Kong and linking all over the world.

CITIC Pacific has contributed to aviation in Hong Kong and the tremendous progress Cathay Pacific and Dragonair have made over the years as two of the best airlines in the world. The sharp drop in demand for air traffic heavily affected Cathay Pacific in particular, but there are already early signs of improvement, and both Cathay Pacific and Dragonair are strategically located to take advantage of the Mainland China market. The Mainland airline industry is being restructured. CITIC Pacific sees great potential and new business opportunities to expand. The Company is actively pursuing these opportunities and the negotiations with relevant parties are making progress.

Following China's accession to the World Trade Organization, the **financial service** and capital markets in China will expand and grow closer to those of Hong Kong, and will have huge development potentials. CITIC Pacific, together with CITIC Beijing and CITIC Ka Wah Bank, have established a joint venture – "CITIC Capital Markets Holdings Ltd." – in which CITIC Pacific will have 50% interest and participate directly in its strategy formation and the day-to-day management. The joint venture business will be built upon the existing broking and investment banking operations of CITIC Group in Hong Kong, and fully utilizes CITIC Group's expertise and broad contacts in Hong Kong, Mainland and all over the world. While based in Hong Kong, CITIC Capital Markets Holdings will focus on the China market. This new venture is aimed to develop a leading brand name in the China-focused fund management business, as well as developing the existing businesses of brokerage and corporate finance.

CITIC Pacific recently reached an agreement with Shanghai Lansheng Guojian Corporation to form a joint venture "Shanghai CP Guojian Pharmaceutical Company Ltd". CITIC Pacific will invest up to RMB350 million and will have controlling interest of 51% in the joint venture. CP Guojian's vision is to build its own research and development, production and marketing capabilities. The venture will leverage on CITIC Pacific's strong financial position, advanced management systems and broad contacts in international markets. The venture begins with a team of leading biotech researchers, and also a number of patents that are either registered or are under registration in China and in other countries. CP Guojian's immediate focus is the development of new drugs related to genetic therapy. Biotech will be one of the fastest growing industries in this century and has great development potential. We believe the investment will contribute to the Company's future growth in the coming years.

CITIC Pacific's team of **power industry** veterans has built and operates one of the largest groups of power generation plants in China of any foreign organization with total capacity of 3,000MW. The Ligang power station is one of the most profitable in China. Late last year, the first unit of 200MW at the Huhhot power plant in Inner Mongolia became operational and the second unit is expected to commence operation before the end of 2002. Construction work at the Jilin power plant is going smoothly. As the power industry in China reforms, we will continue to seek new opportunities investing in power plants.

Our **civil infrastructure**, consisting of Huangpu bridges and tunnels in Shanghai and two cross harbour tunnels in Hong Kong, produces reliable long term cashflows.

Marketing and distribution in Hong Kong and Mainland China is the business of Dah Chong Hong and Sims Trading which serve the people of Hong Kong and China in providing high quality products. Hong Kong is a mature but profitable market, and we are concentrating on delivering improved customer service at a reduced cost. The Mainland is the opportunity, and a systematic 3-year plan is being implemented both on the motor and food side of the business to position Dah Chong Hong and Sims Trading as the premier supplier and distributor of motor vehicles and food products in China.

In **property**, the center of cities in Mainland China presents opportunities today. During the last twelve months CITIC Pacific has invested in developing land in the center of Shanghai, and bought two income-producing buildings in the same city. There may be similar opportunities in Shanghai and in Beijing where CITIC Pacific already owns a 50% interest in the CITIC Building. In Hong Kong, the existing properties are capable of generating significant development profits and stable rental income in the coming years.

Future

CITIC Pacific moves into the future and the Chinese Year of the Horse with confidence that our Company will grow and develop in the coming years in the direction I have already described.

CITIC Pacific has the financial resources to take up new opportunities as they develop. We are conscious that really good business opportunities are few, and thus we are disciplined to be patient to identify opportunities that will benefit shareholders in the long term.

It is my pleasure to lead a team of businessmen and women with long, successful and practical experience in so many disciplines that all work together to propel CITIC Pacific forward. To every one of them, and our directors, bankers and advisors, I thank you for all your fine work over the past year and your commitment to the future.

Larry Yung Chi Kin
Chairman

Hong Kong, 14 March 2002

NOTICES

Consolidated Profit and Loss Account

For the year ended 31 December 2001

in HK$million	Note	2001	2000
Turnover		17,251	16,044
Profit from consolidated activities	3	2,132	2,481
Share of profits less losses of associated companies		947	1,764
Net finance charges	4	(504)	(614)
Profit before taxation		2,575	3,631
Taxation	5	(306)	(229)
Profit for the year		2,269	3,402
Minority interests		(159)	(111)
Profit attributable to shareholders		2,110	3,291
Dividends	6	(1,753)	(1,871)
Transfer to reserves		(6)	(4)
Earnings per share	7	HK$0.96	HK$1.49

Notes:

1. Changes to Accounting Policies

The accounting policies used in the preparation of the Accounts are consistent with those used in the annual accounts for the year ended 31 December 2000 except that the Group has adopted new or revised SSAPs which became effective for the current financial year.

These changes to the Group's accounting policies, and the effect of adopting them are:

(a) *SSAP No. 9: Events after the Balance Sheet Date*

The Group no longer recognizes dividends proposed or declared after the balance sheet date as a liability at the balance sheet date. In the 2000 Annual Report the proposed final dividend of the Company of HK$1,427 million was recorded as a current liability, but is now restated as part of shareholders' funds.

Dividends proposed or declared after their balance sheet date by companies in which the Group has an investment are no longer recognized as revenue at the balance sheet date but on the date when the right to receive is established. As a result, the Group's opening retained profits as at 1 January 2000 and 2001 are reduced by HK$98 million and HK$62 million respectively, the Group's profit for the year ended 31 December 2000 is increased by HK$36 million and accounts receivable as at 31 December 2000 is reduced by HK$62 million. The investment in associated companies as at 31 December 2000 is increased and accounts receivable is decreased by HK$387 million.

(b) *SSAP No. 29: Intangible Assets*
SSAP No. 30: Business Combinations

Previously goodwill arising on the acquisition of subsidiary and associated companies was written off to reserves in the year of acquisition or amortised over a period no longer than its estimated useful life. Under SSAP No. 30 goodwill is capitalised and amortised on a straight line basis over its estimated useful life not exceeding 20 years. Any impairment of the goodwill will be recognized as an expense in the profit and loss account immediately.

The Group has adopted the transitional provision of SSAP No. 30 that goodwill previously included in reserves need not be restated.

The transitional provision of SSAP No. 29 requires intangible assets of HK$3,610 million previously included in the investment in associated companies, which do not meet the new definition and recognition criteria of intangible assets, to be re-classified as goodwill subject to amortisation over a maximum of 20 years. As a result, the Group's opening retained profits as at 1 January 2000 and 2001 are reduced by HK$1,064 million and HK$1,239 million respectively, and the Group's profit for the year ended 31 December 2000 is reduced by HK$175 million.

Furthermore, goodwill of HK$1,457 million previously written off to reserves is now reclassified to retained profits under the transitional provision of SSAP No. 30 as the amount is considered impaired because it has no unexpired useful life. This has no effect on the shareholders' funds.

2. Turnover and segment information

An analysis of the group's turnover and profit from consolidated activities before net finance charges and share of profits less losses before taxation of associated companies by principal activities. In accordance with the Listing Rules of the Hong Kong Stock Exchange this segment information is presented before inter-segment transactions.

Year ended 31 December 2001 *in HK$million*	Turnover	Profit from Consolidated Activities	Share of Profits less Losses of Associated Companies	Total
By principal activity:				
Marketing & Distribution				
Motors vehicles and related services	4,469	255	25	280
Trading	5,072	(62)	23	(39)
Power and Civil Infrastructure	2,657	1,698	120	1,818
Aviation	-	-	223	223
Property	266	206	341	547
Industrial Manufacturing	2,859	221	-	221
Communications	406	155	175	330
Others	1,122	8	-	8
Less: General & Administration Expenses	-	(349)	-	(349)
	17,251	2,132	947	3,079
Net Finance Charges				(504)
Taxation				(306)
Profit after Taxation				2,269

An analysis of group's turnover by geographical area is as follows:

in HK$million	2001	2000
By geographical area:		
Hong Kong	8,598	8,399
China	7,373	5,896
Japan	443	471
Others	837	1,278
	17,251	16,044

Year ended 31 December 2000 *in HK$million*	Turnover	Profit from Consolidated Activities	Share of Profits less Losses of Associated Companies	Total
By principal activity:				
Marketing & Distribution				
Motors vehicles and related services	4,642	270	29	299
Trading	4,383	12	21	33
Power and Civil Infrastructure	3,762	1,981	87	2,068
Aviation	-	-	1,371	1,371
Property	266	189	196	385
Industrial Manufacturing	2,359	124	-	124
Communications	232	39	60	99
Others	522	167	-	167
Less: General & Administration Expenses	-	(301)	-	(301)
	16,044	2,481	1,764	4,245
Net Finance Charges				(614)
Taxation				(229)
Profit after Taxation				3,402

3. The profit from consolidated activities is arrived at after crediting and charging:

in HK$million	2001	2000
Dividend income from investments	459	635
Net (loss)/gain from investments	(154)	111
Cost of inventories	9,626	8,762
Depreciation and amortisation	493	452
Goodwill amortisation	11	-

4. Net finance charges included interest expense of HK$690 million (2000: HK$1,157 million).

5. Hong Kong profits tax is calculated at 16% (2000: 16%) on the estimated assessable profit for the year. Overseas taxation is calculated on the estimated assessable profit for the year at the rates of taxation prevailing in the countries in which the Group operates. Detailed as follows:

in HK$million	2001	2000
Company and subsidiary companies		
Hong Kong profits tax	108	97
Overseas taxation	74	49
Deferred taxation	(16)	(8)
	166	138
Associated companies		
Hong Kong profits tax	44	36
Overseas taxation	81	62
Deferred taxation	15	(7)
	140	91
	306	229

6. Dividends

in HK$million	2001	2000
2001 Interim dividend paid: HK$0.20 (2000: HK$0.20) per share	439	444
2001 Final dividend proposed: HK$0.60 (2000: HK$0.65) per share	1,314	1,427
	1,753	1,871

7. The calculation of earnings per share is based on profit attributable to shareholders of HK$2,110 million (2000: HK$3,291 million) and on the weighted average number of 2,194,242,004 shares for the year (2000: 2,204,468,971 shares).

8. Comparative figures have been adjusted to conform with the current presentation as required under the new or revised Hong Kong Statement of Standard Accounting Practice implemented in 2001.

FINANCIAL REVIEW AND ANALYSIS

Treasury Policy

The Group's overall treasury and funding policies have remained the same as those described in the annual report for the year ended 31 December 2000.

Liquidity and Financial Resources

As of 31 December 2001, the Group's total outstanding debt was HK$14.6 billion, cash and deposit with banks were HK$4.6 billion to give net debt of HK$10 billion. Net debt divided by total capital (total capital is defined as the aggregate of net debt, shareholders' funds and unimpaired goodwill written off to reserves) was 18%.

HK$million

	Within First Year	Second Year	Third to Fifth Years	Over 5 Years	Total
Debt outstanding amount	2,230	588	8,096	3,725	14,639

Undrawn facilities available to the Group totalled HK$8.8 billion of which approximately HK$5.9 billion were long term committed facilities, HK$1.7 billion were money market lines and the balance were trade facilities. These undrawn facilities, combined with the strong recurrent cash flow generated from operations, provided ample financial resources to the Group to implement its investment strategies.

As of 31 December 2001, the Company had interest rate swap agreements outstanding with a notional amount of approximately HK$1.6 billion. Under these agreements, CITIC Pacific is to exchange either fixed or floating rate of interest with its counterparties, without the exchange of the underlying notional amounts. The objective is to stabilise the overall cost of borrowings over time.

As at 31 December 2001, approximately 67% of the Group's total borrowings after swap bear interest at floating rates and the remaining 33% are at fixed rates. The average cost of debt in 2001 was 6% compared with 7% a year before.

CITIC Pacific enters into cross currency swap contracts to change the denomination of its borrowings as part of its management to limit foreign currency exposures. The Company does not engage in foreign currency speculation. At 31 December 2001, the Company had total cross currency swap contracts outstanding with a notional amount of approximately HK$2.3 billion.

The denomination of the Group's borrowings after currency swaps and denomination of the cash and deposits with banks at 31 December 2001 were:

HK$million Equivalent

Denomination	HK$	US$	Renminbi	Yen	Other	Total
Borrowings	5,235	6,772	2,122	455	55	14,639
Cash and Deposits	1,066	3,068	325	157	15	4,631
Net Borrowings	4,169	3,704	1,797	298	40	10,008
Percentage	42%	37%	18%	3%	0%	100%

Capital Commitment and Contingent Liabilities

As at 31 December 2001, the Group's contracted capital commitments was HK$2,160 million and the Group's contingent liabilities have no significant changes from the last year end date.

HUMAN RESOURCES

The number of employees increased slightly from 11,354 in 2000 to 11,733 in 2001 due to acquisitions. As business developed in the PRC, cross border cooperation between the Hong Kong and PRC operations increased, offering training and development opportunities for many staff members. The focus of training remained in the areas of product knowledge and customer service, supplemented by skills and personal development. The Company's remuneration policy is to reward employees on a fair and equitable basis and in line with market practice. From the year 2002, the Company will award deserving employees by a performance-linked bonus in place of the fixed bonus in the past. There has not been any allotment of share options during the year.

CORPORATE GOVERNANCE

CITIC Pacific is committed to excellent standards of corporate governance and first class business practices extending beyond compliance with the mandatory requirements such as that of the Companies Ordinance, accounting standards and the Stock Exchange. A full description of the operation of the Board, Audit Committee, External & Internal Auditors, Codes of Best Practice, Connected Transactions and Financial Reporting will be found in the 2001 Annual Report.

The Audit Committee of the Board, consisting of three independent non-executive directors, has reviewed the 2001 accounts with management and the Company's external and internal auditors and recommended its adoption by the Board.

DIVIDEND AND CLOSURE OF REGISTER

The Directors have resolved to recommend to shareholders the payment of a final dividend of 60 cents per share (2000: 65 cents), which together with the interim dividend of 20 cents per share (2000: 20 cents) makes a total dividend of 80 cents per share (2000: 85 cents) for the year ended 31 December 2001. The total dividend of 80 cents per share will amount to HK$1,753 million of the Company's profit for the year ended 31 December 2001 (2000: HK$1,871 million).

The proposed final dividend of 60 cents per share, the payment of which is subject to approval of the shareholders at the forthcoming annual general meeting of the Company to be held on Thursday, 9 May 2002, is to be payable on Wednesday, 15 May 2002 to shareholders whose names appear on the Register of Members of the Company on 9 May 2002.

The Register of Members of the Company will be closed from Friday, 3 May 2002 to Thursday, 9 May 2002, both days inclusive, during which period no share transfer will be effected. In order to qualify for the proposed final dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company's Share Registrars, Tengis Limited, at 4th Floor, Hutchison House, 10 Harcourt Road, Central, Hong Kong for registration not later than 4:00 p.m. Thursday, 2 May 2002.

PURCHASE, SALE OR REDEMPTION OF SHARES

During the year ended 31 December 2001, the Company made the following repurchases of its own shares on the Stock Exchange for the purpose of enhancing its earnings per share:

Month/Year	Number of Shares Repurchased	Price Per Share: Highest HK$	Price Per Share: Lowest HK$	Aggregate Price Paid HK$ million
September 2001	6,220,000	15.90	13.15	88

These repurchased shares were cancelled upon repurchase and accordingly the issued share capital of the Company was reduced by the nominal value of these shares. The premium payable on repurchase was charged against retained profit. An amount equivalent to the nominal value of the shares cancelled of HK$2 million was transferred from retained profit to capital redemption reserve.

Save as disclosed above, neither the Company nor its subsidiary companies has purchased or sold any of the Company's shares during the year ended 31 December 2001 and the Company has not redeemed any of its shares during the year ended 31 December 2001.

ANNUAL REPORT AND FURTHER INFORMATION

A copy of the announcement will be found on the Company's website (www.citicpacific.com) and the Stock Exchange's website (www.hkex.com.hk). The additional information including a full financial analysis will be posted on the Company's website as soon as possible. The full Annual Report containing all the information required by the Listing Rules of the Stock Exchange will be made available on the website of the Company and the Stock Exchange around 27 March 2002 and sent to shareholders on 8 April 2002.

ANNUAL GENERAL MEETING

The annual general meeting of the Company is to be held at the Island Ballroom, Level 5, Island Shangri-La Hotel, Two Pacific Place, Supreme Court Road, Hong Kong on Thursday, 9 May 2002 at 10:30 a.m.

By Order of the Board
Alice Tso Mun Wai
Company Secretary

Hong Kong, 14 March 2002

NOTICES

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

中信嘉華銀行有限公司
CITIC KA WAH BANK LIMITED
(Incorporated in Hong Kong with limited liability)

CITIC PACIFIC
CITIC Pacific Limited
中信泰富有限公司
(Incorporated in Hong Kong with limited liability)

Acquisition of an interest in CITIC Capital Markets Holdings Limited by CITIC Pacific Limited and Connected Transactions of CITIC Pacific Limited and CITIC Ka Wah Bank Limited

On 14 March 2002, CITIC Beijing, CITIC Ka Wah, CITIC Pacific, Dramatic Year, Forever Glory and CITIC Capital Markets entered into a Share Transfer and Subscription Agreement. Pursuant to the agreement, Forever Glory will subscribe for the New Shares in CITIC Capital Markets and will acquire the Sale Shares from Dramatic Year, a wholly-owned subsidiary of CITIC Ka Wah.

Upon completion of the Share Transfer and Subscription Agreement, CITIC Capital Markets will be owned as to 25 per cent. by Dramatic Year, 25 per cent. by True Worth and 50 per cent. by Forever Glory and the joint venture relationship between the parties in respect of CITIC Capital Markets will be governed by the Shareholders' Agreement. CITIC Capital Markets is the holding company of Cargary and Ka Wah Capital, which are engaged in investment banking, securities and brokerage business in Hong Kong.

Upon completion of the Share Transfer and Subscription Agreement, CITIC Ka Wah will also enter into the Service Agreement and Agency Agreement pursuant to which CITIC Ka Wah will, inter alia, provide management support services and agency services to CITIC Capital Markets and Cargary, respectively.

Connected Transactions of CITIC Pacific

CITIC Capital Markets and Dramatic Year, being indirect subsidiaries of CITIC Beijing, are connected persons of CITIC Pacific. Accordingly the acquisition of the Sale Shares and the subscription for the New Shares and the entry into the Shareholders' Agreement constitute a connected transaction of CITIC Pacific. The total consideration payable by CITIC Pacific for the New Shares and the Sale Shares is HK$510,000,000 and there is no additional capital commitment under the Shareholders' Agreement. As such amount represents less than 3 per cent. of the consolidated net tangible assets of CITIC Pacific, no independent shareholders' approval is required for the transaction under Rule 14.25(1) of the Listing Rules. CITIC Pacific will include details of the transaction in its next published annual report and accounts.

Connected Transactions of CITIC Ka Wah

The issue of the New Shares by CITIC Capital Markets, being an indirect subsidiary of CITIC Ka Wah, to Forever Glory constitutes a deemed disposal or realisation by CITIC Ka Wah of its interest in CITIC Capital Markets. True Worth, being a substantial shareholder of CITIC Capital Markets, is an associate of CITIC Beijing, which in turn is the controlling shareholder of CITIC Ka Wah. Accordingly, the issue of the New Shares by CITIC Capital Markets and the disposal of Sale Shares by Dramatic Year would constitute connected transactions of CITIC Ka Wah under Rule 14.23(1)(b) of the Listing Rules. In accordance with the Listing Rules, the Issue of the New Shares, the Shareholders' Agreement and the Share Transfer and Subscription Agreement will be subject to approval by the independent shareholders of CITIC Ka Wah at the Extraordinary General Meeting.

The boards of directors of CITIC Ka Wah and CITIC Pacific are pleased to announce that on 14 March 2002, CITIC Beijing, CITIC Ka Wah, CITIC Pacific, Dramatic Year, Forever Glory and CITIC Capital Markets entered into a Share Transfer and Subscription Agreement regarding the acquisition of a 50 per cent. interest in CITIC Capital Markets by Forever Glory.

THE SHARE TRANSFER AND SUBSCRIPTION AGREEMENT

Date

14 March 2002

Parties

(1) CITIC Beijing;
(2) CITIC Pacific;
(3) CITIC Ka Wah;
(4) Forever Glory;
(5) Dramatic Year; and
(6) CITIC Capital Markets.

Subscription and Transfer of Shares

Pursuant to the Share Transfer and Subscription Agreement:

(i) Forever Glory agrees to subscribe for and CITIC Capital Markets agrees to allot and issue to Forever Glory the New Shares. The total subscription price payable by Forever Glory is HK$499,591,837, which shall be paid in cash on completion of the Share Transfer and Subscription Agreement; and

(ii) Dramatic Year agrees to sell and Forever Glory agrees to purchase the Sale Shares. The consideration payable by Forever Glory for the Sale Shares is HK$10,408,163, which shall be paid in cash on completion of the Share Transfer and Subscription Agreement.

The aggregate consideration of HK$510,000,000 has been arrived at after arm's length negotiations between the parties taking into account the pro-forma combined net asset value of the Group. The consideration will be funded out of CITIC Pacific's existing internal resources.

The existing shareholding structure of CITIC Capital Markets and the shareholding structure upon completion of the Share Transfer and Subscription Agreement are set out below.

Existing shareholding structure:–


CITIC Beijing
55.08%
* CITIC Ka Wah
100%
100%
True Worth
Dramatic Year
49%
51%
CITIC Capital Markets
100%
Cargary
Ka Wah Capital

* *Listed on the Stock Exchange*

Shareholding structure upon completion of the Share Transfer and Subscription Agreement:–


CITIC Beijing
55.08%
100%
* CITIC Ka Wah
100%
CITIC HK
29%
100%
True Worth
* CITIC Pacific
25%
100%
Dramatic Year
Forever Glory
25%
50%
CITIC Capital Markets
100%
Cargary
Ka Wah Capital

* *Listed on the Stock Exchange*

Conditions Precedent

Completion of the Share Transfer and Subscription Agreement is conditional upon, inter alia, the obtaining of all necessary approvals and consents required for the transactions contemplated under the Share Transfer and Subscription Agreement, including but not limited to:

(i) the passing of all necessary resolutions by independent shareholders of CITIC Ka Wah at a general meeting to be held approving the entry into the Share Transfer and Subscription Agreement and the Shareholders' Agreement and the transactions contemplated by the Share Transfer and Subscription Agreement and/or the Shareholders' Agreement;

(ii) the approval of the SFC for the change in substantial shareholder of Ka Wah Capital and Cargary under section 26A of the SFC Ordinance, and such approval remaining in full force and effect;

(iii) the approval of the board of the Stock Exchange for the change in substantial shareholder of Cargary under Rule 317 of the Rules of Stock Exchange, and such approval remaining in full force and effect; and

(iv) the appointments of such persons as Forever Glory may nominate as new directors of CITIC Capital Markets being approved by the SFC and the Stock Exchange.

If the above conditions are not satisfied on or before 30 September 2002 (or such later date as the parties may agree), the Share Transfer and Subscription Agreement will lapse.

Completion

The subscription of the New Shares and the sale of the Sale Shares are inter-conditional and will be completed simultaneously on the fifth business day after the satisfaction of all the conditions precedent, or on such later date as the parties may agree. Upon completion of the Share Transfer and Subscription Agreement, Dramatic Year, True Worth and Forever Glory will hold 25 per cent., 25 per cent. and 50 per cent. of the issued share capital of CITIC Capital Markets respectively. CITIC Capital Markets will become an associated company of CITIC Pacific after completion.

SHAREHOLDERS' AGREEMENT

Upon completion of the Share Transfer and Subscription Agreement, CITIC Beijing, CITIC Ka Wah, CITIC Pacific, True Worth, Dramatic Year, Forever Glory and CITIC Capital Markets will enter into a Shareholders' Agreement with respect to the management and their rights as shareholders of CITIC Capital Markets. Pursuant to the Shareholders' Agreement, the board of directors of CITIC Capital Markets shall comprise 8 directors. Forever Glory shall be entitled to appoint 4 directors, Dramatic Year shall be entitled to appoint 2 directors and True Worth shall be entitled to appoint 2 directors.

It is the intention of CITIC Beijing, CITIC Pacific and CITIC Ka Wah to co-operate and develop the business of the CITIC Capital Markets and its subsidiaries. Pursuant to the Shareholders' Agreement, each of CITIC Beijing, CITIC Ka Wah and CITIC Pacific undertakes to each other and to CITIC Capital Markets that in the event that it or any of its subsidiaries receives a request from any of its customers or potential customers for the provision of securities brokerage services and investment banking services, CITIC Beijing, CITIC Ka Wah or CITIC Pacific will notify such interested customers to contact the designated representative of CITIC Capital Markets and shall notify CITIC Capital Markets of such interested customers' request. It is the intention of CITIC Beijing, CITIC Pacific and CITIC Ka Wah to support the business of the Group and, insofar as the terms offered by the Group are no worse than those offered by third parties, to consider using the Group in relation to its own activities. In addition, CITIC Beijing will also assist the Group in developing its business in the PRC and give priority to the Group when searching for business partners in investment banking business, such as, China Depository Receipt, initial public offerings of PRC enterprise in Hong Kong and fund and asset management.

Pursuant to the Shareholders' Agreement, each of CITIC Beijing, CITIC Pacific and CITIC Ka Wah agrees that it will not, and will procure its respective subsidiaries not to, engage in any businesses in Hong Kong that compete with the existing business of the Group. Each of CITIC Beijing, CITIC Pacific and CITIC Ka Wah will cease to be bound by the non-competition undertaking on the date it ceases to be a party to the Shareholders' Agreement.

SERVICE AGREEMENT

Upon completion of the Share Transfer and Subscription Agreement, CITIC Ka Wah and CITIC Capital Markets will have to enter into a Service Agreement pursuant to which CITIC Ka Wah will provide various management support services to the Group. These management support services include accounting support services, management support/administrative services, credit support services, operational support services, internal audit support services, legal and company secretarial services, IT support services, compliance support services, human resources services, treasury management services and corporate communications services.

Term

The Service Agreement shall be effective for a period of two (2) years from the date of signing, unless terminated by CITIC Capital Markets by giving to CITIC Ka Wah three (3) months prior written notice.

Service Fees

In relation to the management support services, CITIC Capital Markets shall pay CITIC Ka Wah service fees for services rendered on a time cost basis at the rates set out in the Service Agreement or such rate as mutually agreed between the parties from time to time. The aggregate service fees payable by CITIC Capital Markets to CITIC Ka Wah shall not be less than HK$1,000,000 and shall not exceed HK$3,000,000 per annum.

The directors (including an independent non-executive Director) of CITIC Ka Wah are of the view that the Service Agreement is arrived at following arm's length negotiations between CITIC Ka Wah and CITIC Capital Markets, is on normal commercial terms and is fair and reasonable to CITIC Ka Wah and its shareholders taken as a whole.

AGENCY AGREEMENT

Upon completion of the Share Transfer and Subscription Agreement, CITIC Ka Wah, HKCB and Cargary will enter into an Agency Agreement pursuant to which, inter alia, Cargary appoints each of CITIC Ka Wah and HKCB as its agent bank to act on its behalf to open securities accounts for its customers and to receive Orders from Cargary Customers through CITIC Ka Wah and/or HKCB.

Term

The Agency Agreement shall be effective for two (2) years from the date of signing and shall be renewable by further periods of two years at the option of CITIC Capital Markets.

Agency Fee and Sharing of Commission Payment

For each successfully executed Order (whether such Order was placed by a Cargary Customer directly or through CITIC Ka Wah or HKCB), the relevant agent bank (through which the securities account of the Cargary Customer was opened) is entitled to receive from Cargary an agency fee as follows:

(a) if the relevant agent bank is CITIC Ka Wah, 30 per cent. of the brokerage commission payable by the Cargary Customer on such Order; or

(b) if the relevant agent bank is HKCB, 50 per cent. of the brokerage commission payable by the Cargary Customer on such Order for the period prior to the Merger Date and 30 per cent. of the brokerage commission payable by the Cargary Customer commencing from the Merger Date,

or such amount as mutually agreed by Cargary and the relevant agent bank from time to time.

In addition, HKCB shall exclusively engage Cargary for the execution of all orders for trading securities placed by a customer of HKCB with HKCB. For each successfully executed order placed by a customer of HKCB with HKCB, Cargary is entitled to receive from HKCB a commission equal to: (a) for the period prior to the Merger Date, 50 per cent. of the brokerage commission payable by the HKCB Customer on such order and (b) on or after the Merger Date, 70 per cent. of the brokerage commission payable by the HKCB Customer on such order.

The directors (including an independent non-executive Director) of CITIC Ka Wah are of the view that the Service Agreement is arrived at following arm's length negotiations between CITIC Ka Wah, HKCB and Cargary, is on normal commercial terms and is fair and reasonable to CITIC Ka Wah and its shareholders taken as a whole.

INFORMATION RELATING TO CITIC CAPITAL MARKETS

CITIC Capital Markets is the holding company of Cargary and Ka Wah Capital, which engage in investment banking, securities and brokerage business in Hong Kong. Cargary is a dealer registered with the SFC under the Securities Ordinance, a corporate exchange participant of the Stock Exchange and a broker participant of Hong Kong Securities Clearing Company Limited. Ka Wah Capital is a dealer and an investment adviser registered with the SFC under the Securities Ordinance. The pro-forma combined net profit of the Group for the year ended 31 December 2001 before and after taxation were HK$35,138,615 and HK$33,650,871 respectively. The pro-forma combined net profits of the Group for the year ended 31 December 2000 before and after taxation were HK$118,430,672 and HK$108,673,372 respectively. As at 31 December 2001, the pro-forma combined net tangible assets of the Group was approximately HK$411,803,052.

REASONS FOR THE TRANSACTION

The overall objective of the joint venture in CITIC Capital Markets is to create a leading China-focused investment bank by combining the strategic resources of CITIC group with the know-how and expertise of world-class financial professionals.

The board of directors of CITIC Ka Wah is of the view that the investment by CITIC Pacific in CITIC Capital Markets will strengthen the capital base of CITIC Capital Markets and enable Cargary and Ka Wah Capital to expand and further develop their investment banking, securities and brokerage business. The joint venture with CITIC Pacific will also enable Cargary and Ka Wah Capital to leverage on the business network of CITIC Pacific, enlarge their client base and potentially explore other areas of business opportunities.

The board of directors of CITIC Pacific is of the view that after WTO accession, the financial services industry will become a focus of foreign investment due to its enormous potential. By investing in CITIC Capital Markets with other members of CITIC group, the directors of CITIC Pacific believe that the CITIC group can rapidly develop its investment banking capabilities through CITIC Capital Markets to build an unparalleled financial services network in Greater China. In addition to the traditional business lines of brokerage, corporate finance, and capital markets, it is the intention of CITIC Beijing, CITIC Ka Wah and CITIC Pacific for CITIC Capital Markets to focus on building a leading brand name for China-related fund management. The board of directors of CITIC Pacific (including independent non-executive Directors) consider that the transaction is in the interest of shareholders of CITIC Pacific as a whole.

The subscription proceeds of HK$499,591,837 is currently intended for use as general working capital of the Group and to expand and further develop the investment banking, securities and brokerage business of Ka Wah Capital and Cargary. The sales proceeds of HK$10,408,163 for the Sale Shares is currently intended for use as general working capital of CITIC Ka Wah.

CONNECTED TRANSACTIONS OF CITIC PACIFIC

CITIC Beijing, through CITIC HK, is a substantial shareholder of CITIC Pacific holding a 29 per cent. interest in CITIC Pacific. CITIC Capital Markets and Dramatic Year, being indirect subsidiaries of CITIC Beijing, are connected persons of CITIC Pacific under the Listing Rules. Accordingly, the acquisition of the Sale Shares, the subscription for the New Shares and the entry into the Shareholders' Agreement would constitute connected transactions of CITIC Pacific. The total consideration payable by CITIC Pacific for the New Shares and the Sale Shares is HK$510,000,000 and there is no further capital commitment under the Shareholders' Agreement. As such amount represents less than 3 per cent. of the consolidated net tangible assets of CITIC Pacific, no independent shareholders' approval is required for the transactions under Rule 14.25(1) of the Listing Rules. CITIC Pacific will include details of the transaction in its next published annual report and accounts.

CONNECTED TRANSACTIONS OF CITIC KA WAH

The Issue of the New Shares by CITIC Capital Markets, being an indirect subsidiary of CITIC Ka Wah, to Forever Glory constitutes a deemed disposal or realisation by CITIC Ka Wah of its interest in CITIC Capital Markets. True Worth, being a substantial shareholder of CITIC Capital Markets, is an associate of CITIC Beijing, which in turn is the controlling shareholder of CITIC Ka Wah. Accordingly, the issue of the New Shares by CITIC Capital Markets and the disposal of Sale Shares by Dramatic Year would constitute connected transactions of CITIC Ka Wah under Rule 14.23(1)(b) of the Listing Rules. In accordance with the Listing Rules, the Issue of the New Shares, the Shareholders' Agreement and the Share Transfer and Subscription Agreement will be subject to approval by the independent shareholders of CITIC Ka Wah at the Extraordinary General Meeting.

CONTINUING CONNECTED TRANSACTIONS OF CITIC KA WAH

Upon completion of the Share Transfer and Subscription Agreement, CITIC Capital Markets will be owned as to 25 per cent. by Dramatic Year, a wholly-owned subsidiary of CITIC Ka Wah and as to 25 per cent. by True Worth, a wholly-owned subsidiary of CITIC Beijing. CITIC Beijing currently holds approximately 55.08 per cent. of the entire issued share capital of CITIC Ka Wah. As a result, upon completion of the Share Transfer and Subscription Agreement, CITIC Beijing will remain entitled to control the voting rights of more than 30 per cent. of CITIC Capital Markets. Accordingly, each of CITIC Capital Markets and Cargary is an associate of CITIC Beijing and the entry into the Service Agreement and Agency Agreement will constitute connected transactions of CITIC Ka Wah.

Since it is currently expected that the annual fees receivable by CITIC Ka Wah (including HKCB in the case of the Agency Agreement) and the annual commission payment by HKCB to Cargary (in the case of the Agency Agreement) pursuant to each of the Agreements will not exceed 3 per cent. of the value of the consolidated net tangible assets of CITIC Ka Wah as disclosed in its then latest published audited accounts, CITIC Ka Wah intends to rely upon the exemption under Rule 14.25(1) of the Listing Rules for each of the Service Agreement and the Agency Agreement and the transactions thereunder (the "Relevant Transactions").

NOTICES

However, as the Relevant Transactions are expected to occur on a regular and continuous basis in the future, it would be impractical for CITIC Ka Wah to make ongoing disclosure regarding the same. Therefore, in relation to each of the Service Agreement and the Agency Agreement, CITIC Ka Wah has made an application to the Stock Exchange for a waiver from the disclosure requirements under Rule 14.25(1) of the Listing Rules. The Stock Exchange has indicated that such waiver will be granted on conditions that:

(i) the Relevant Transactions shall be:–

- (a) entered into in the ordinary and usual course of business of CITIC Ka Wah;
- (b) on normal commercial terms or on terms that are fair and reasonable so far as CITIC Ka Wah as a whole is concerned; and
- (c) entered into in accordance with the terms of the Service Agreement or the Agency Agreement (as the case may be).

(ii) the aggregate annual service fees payable by CITIC Capital Markets to CITIC Ka Wah under the Service Agreement in any financial year of CITIC Ka Wah will not exceed 3 per cent. of the audited book value of the then published net tangible assets of CITIC Ka Wah;

(iii) the aggregate annual agency fees payable by Cargary to CITIC Ka Wah (including HKCB) and the aggregate annual commission payment by HKCB to Cargary under the Agency Agreement in any financial year of CITIC Ka Wah will not exceed 3 per cent. of the audited book value of the then published net tangible assets of CITIC Ka Wah;

(iv) brief details of the Relevant Transactions as set out in Rule 14.25(1)(A) to (D) of the Listing Rules will be disclosed in the annual report of CITIC Ka Wah for the financial year during which any of the Relevant Transactions occur;

(v) the independent non-executive Directors of CITIC Ka Wah will review annually the Relevant Transactions for the compliance of (i), (ii) and (iii) above and confirm such in the annual report of CITIC Ka Wah for the relevant year; and

(vi) CITIC Ka Wah will engage its auditors to review the Relevant Transactions and to provide the board of directors of CITIC Ka Wah with a letter (the "Auditors Letter") in respect of the Relevant Transactions with a copy to be provided to the Stock Exchange stating that:

- (a) the Relevant Transactions have received the approval of the board of directors of CITIC Ka Wah;
- (b) the Relevant Transactions have been entered into in accordance with the terms of the Service Agreement or the Agency Agreement (as the case may be); and
- (c) the Relevant Transactions under each of the Service Agreement and the Agency Agreement will not exceed the limits set out in (ii) or (iii) (as the case may be) above.

INFORMATION TO SHAREHOLDERS OF CITIC KA WAH

An Independent Board Committee of CITIC Ka Wah comprising independent non-executive directors of CITIC Ka Wah will be formed to consider the terms of the Issue of New Shares, the Shareholders' Agreement and the Share Transfer and Subscription Agreement and to advise the shareholders of CITIC Ka Wah as to whether the terms of such transactions are fair and reasonable. An independent financial adviser will be appointed to advise the Independent Board Committee.

EXTRAORDINARY GENERAL MEETING OF CITIC KA WAH AND CIRCULAR

An Extraordinary General Meeting will be convened on or about 17 May 2002 at which ordinary resolutions to approve the Issue of New Shares, the Shareholders' Agreement and the Share Transfer and Subscription Agreement will be proposed. CITIC Beijing and its associates (as defined in the Listing Rules) shall abstain from voting at the Extraordinary General Meeting.

A circular to shareholders setting out, inter alia, details of the Issue of New Shares, the Shareholders' Agreement and the Share Transfer and Subscription Agreement, the advice from the independent financial adviser to the Independent Board Committee, the recommendation of the Independent Board Committee and a notice of the Extraordinary General Meeting will be despatched to the shareholders of CITIC Ka Wah as soon as practicable in accordance with the Listing Rules.

DEFINITIONS

"Agency Agreement"	the agency agreement to be entered into between CITIC Ka Wah, HKCB and Cargary;
"Cargary"	Cargary Securities Limited, a wholly-owned subsidiary of CITIC Capital Markets incorporated in Hong Kong;
"Cargary Customer"	any of Cargary's customers whose securities trading account with Cargary is opened through CITIC Ka Wah or HKCB, as the case may be;
"CITIC Beijing"	China International Trust & Investment Corporation, a company established under the laws of the PRC;
"CITIC Capital Markets"	CITIC Capital Markets Holdings Limited, a company incorporated in Hong Kong;
"CITIC Ka Wah"	CITIC Ka Wah Bank Limited, a company incorporated in Hong Kong whose shares are listed on the Stock Exchange;
"CITIC HK"	China International Trust & Investment Corporation Hong Kong (Holdings) Limited, a wholly-owned subsidiary of CITIC Beijing incorporated in Hong Kong;
"CITIC Pacific"	CITIC Pacific Limited, a company incorporated in Hong Kong whose shares are listed on the Stock Exchange;
"Dramatic Year"	Dramatic Year Limited, a wholly-owned subsidiary of CITIC Ka Wah incorporated in the British Virgin Islands;
"Extraordinary General Meeting"	the extraordinary general meeting of CITIC Ka Wah to be held on or about 17 May 2002;
"Forever Glory"	Forever Glory Holdings Ltd, a wholly-owned subsidiary of CITIC Pacific incorporated in the British Virgin Islands;
"Group"	CITIC Capital Markets, Cargary and Ka Wah Capital;
"HKCB"	The Hongkong Chinese Bank, Limited, a wholly-owned subsidiary of CITIC Ka Wah;
"HKCB Customer"	any customer of HKCB who has opened a securities trading account with HKCB;
"Independent Board Committee"	the independent board committee comprising the independent non-executive directors of CITIC Ka Wah for the purpose of considering and advising the shareholders of CITIC Ka Wah in connection with the Issue of New Shares;
"Issue of New Shares"	the issue of New Shares by CITIC Capital Markets to CITIC Pacific pursuant to the Share Transfer and Subscription Agreement;
"Ka Wah Capital"	Ka Wah Capital Limited, a wholly-owned subsidiary of CITIC Capital Markets incorporated in Hong Kong;
"Listing Rules"	The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;
"Merger Date"	the date on which the vesting in HKCB of the undertaking of CITIC Ka Wah takes effect pursuant to the relevant ordinance to be enacted;
"New Shares"	960 new ordinary shares of par value HK$1.00 each in the share capital of CITIC Capital Markets;
"Order"	any order for trading of securities placed by a Cargary Customer;
"Sale Shares"	20 issued ordinary shares of par value HK$1.00 each in the share capital of CITIC Capital Markets which are currently held by Dramatic Year;
"Share Transfer"	the transfer of the Sale Shares from Dramatic Year to CITIC Pacific pursuant to the Share Transfer and Subscription Agreement;
"Service Agreement"	the service agreement to be entered into between CITIC Capital Markets and CITIC Ka Wah;
"Share Transfer and Subscription Agreement"	the share transfer and subscription agreement entered into between CITIC Beijing, CITIC Pacific, Forever Glory, CITIC Ka Wah, Dramatic Year and CITIC Capital Markets on 14 March 2002;
"Shareholders' Agreement"	the shareholders' agreement to be entered into between CITIC Beijing, CITIC Pacific, CITIC Ka Wah, Dramatic Year, True Worth, Forever Glory and CITIC Capital Markets;
"SFC"	Securities and Futures Commission;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"Subscription"	the subscription by Forever Glory of the New Shares pursuant to the Share Transfer and Subscription Agreement;
"True Worth"	True Worth Investments Limited, a wholly owned subsidiary of CITIC Beijing incorporated in the British Virgin Islands.

By Order of the Board
CITIC Ka Wah Bank Limited
Kyna Y. C. Wong
Company Secretary

By Order of the Board
CITIC Pacific Limited
Alice Tso Mun Wai
Company Secretary

Hong Kong, 14 March 2002

The directors of CITIC Ka Wah jointly and severally accept full responsibility for the accuracy of the information contained in this announcement other than that relating to CITIC Pacific, Forever Glory, CITIC Beijing and CITIC HK and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, the opinions expressed in this announcement, other than those relating to CITIC Pacific, Forever Glory, CITIC Beijing and CITIC HK, have been arrived at after due and careful consideration and there are no other facts (other than those relating to CITIC Pacific, Forever Glory, CITIC Beijing and CITIC HK) not contained in this announcement, the omission of which would make any statement contained herein misleading.

The directors of CITIC Pacific jointly and severally accept full responsibility for the accuracy of the information contained in this announcement other than that relating to CITIC Ka Wah, HKCB, True Worth, Dramatic Year, Cargary, Ka Wah Capital, CITIC Beijing and CITIC HK and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, the opinions expressed in this announcement, other than those relating to CITIC Ka Wah, HKCB, True Worth, Dramatic Year, Cargary, Ka Wah Capital, CITIC Beijing and CITIC HK have been arrived at after due and careful consideration and there are no other facts (other than those relating to CITIC Ka Wah, HKCB, True Worth, Dramatic Year, Cargary, Ka Wah Capital, CITIC Beijing and CITIC HK) not contained in this announcement, the omission of which would make any statement contained herein misleading.